SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: July 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                   .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel Date: July 5, 2007

EXECUTION COPY

NOTE : This document is a guaranty between the parties set forth below dated as of June 29, 2007. This guaranty was negotiated at arm’s length to provide contractual protections for the benefit of the parties and not for purposes of disclosure to investors or any other purpose. The terms of this agreement may be varied or amended. Accordingly, investors and potential investors are cautioned that it would be inappropriate to rely on this document in making an investment decision.
June 29, 2007
BCE Inc.
1000, de la Gauchetiere West
Suite 3700
Montreal, QC H3B 4Y7
Attention: Michael J. Sabia, President and Chief Executive Officer
Ladies and Gentlemen:
          Reference is hereby made to that certain Definitive Agreement, dated as of the date hereof (as amended in accordance with its terms, the “Definitive Agreement”), between BCE Inc., a corporation existing under the laws of Canada (“BCE” or the “Company”), and 6796508 Canada Inc., a corporation incorporated under the laws of Canada (the “Purchaser”). Capitalized, undefined terms used herein shall have the respective meanings ascribed to them in the Definitive Agreement.
1. Guaranty
          For value received, and to induce the Company to enter into the Definitive Agreement, Ontario Teachers’ Pension Plan Board (“Teachers’”), Providence Equity Partners VI International LP (“Providence”) and Madison Dearborn Capital Partners V-A, L.P. (“MDPVA”), Madison Dearborn Capital Partners V-C, L.P. (“MDPVC”) and Madison Dearborn Capital Partners V Executive-A, L.P. (“MDPVEA” and, collectively with MDPVC and MDPVA, “MDP”), severally and not jointly, hereby absolutely, unconditionally and irrevocably guarantees, as solidary codebtor with the Purchaser and as primary obligor and not merely as surety, the due and punctual payment, performance and discharge, solely in circumstances when the Break-Up Fee is payable under the terms of Section 10.6(6) of the Definitive Agreement, of (i) the Break-Up Fee or (ii) if all or any part of the Break-Up Fee shall be, or any Guarantor shall assert in any litigation or proceeding that all or any part of the Break-Up Fee is, unenforceable or unrecoverable under Applicable Law, all payment obligations of the Purchaser, or any of its successors or assigns, that arise under the Definitive Agreement (clause (i) and (ii) collectively, the “Obligations”), provided that no Guarantor shall be liable hereunder in an aggregate amount exceeding the amount set forth opposite such Guarantor’s name:

(a)	with respect to Teachers’, $587,000,000 (such amount, the “Teachers Cap”);

(b)	with respect to Providence, $322,000,000 (such amount, the “Providence Cap”);

(c)	with respect to MDPVA, $71,340,087 (such amount, the “MDPVA Cap”);

(d)	with respect to MDPVC, $18,929,001 (such amount, the “MDPVC Cap”); and

(e)	with respect to MDPVEA, $730,912 (such amount, the “MDPVEA Cap”);
          Each of Teachers’, Providence and MDP shall be referred to herein individually as a “Guarantor” and, together, as the “Guarantors”. With respect to each Guarantor, any other Guarantor hereunder shall be referred to as an “Other Guarantor”.
          The foregoing guarantee of the Obligations (the “Guaranty”) is an absolute, unconditional, irrevocable and continuing guarantee of the full and punctual payment of the Obligations, with respect to Teachers’ up to the Teachers’ Cap, with respect to Providence up to the Providence Cap, with respect to MDPVA up to the MDPVA Cap, with respect to MDPVC up to the MDPVC Cap and with respect to MDPVEA up to the MDPVEA Cap, and not of their collectibility, and is in no way conditioned upon any requirement that the Company first attempt to collect the Obligations from the Purchaser or any Other Guarantor or resort to any security or other means of collecting payment, the Guarantors hereby renouncing to the benefit of discussion. If the Purchaser has not made payment of any Obligations which may be due and owing under the terms of the Definitive Agreement, the Guarantors’ obligations hereunder, with respect to Teachers’ up to the Teachers’ Cap, with respect to Providence up to the Providence Cap, with respect to MDPVA up to the MDPVA Cap, with respect to MDPVC up to the MDPVC Cap and with respect to MDPVEA up to the MDPVEA Cap, shall become immediately due and payable to the Company. The failure by one or more Guarantors to satisfy its obligations hereunder shall not relieve any Other Guarantor of its obligations hereunder, the Guarantors hereby renouncing to the benefit of division. The Company may at any time and from time to time, without notice to or further consent of the Guarantors, or any of them, extend the time of payment of any Obligation, and may also make any agreement with the Purchaser or the Guarantors, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company, on the one hand, and the Purchaser, on the other hand, or any other Person without in any way impairing or affecting this Guaranty.

          Each Guarantor hereby waives promptness, diligence, notice of acceptance of this Guaranty and notice of the Obligations, and waives presentment, demand for payment, protest, notice of dishonour or non-payment of the Obligation, notice of acceleration or intent to accelerate the Obligations, and any other notice to such Guarantor, and the Company shall not be obligated to file any suit or take any action, or provide any notice to, the Purchaser, the Guarantors, or others, except as expressly provided in the Definitive Agreement or in this Guaranty, including without limitation in the event that the Purchaser becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantors’ obligations hereunder. Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Definitive Agreement and that the waivers set forth in this Guaranty are knowingly made in contemplation of such benefits and after the advice of counsel. The Obligations, and each of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guaranty, and all dealings between the Purchaser and each Guarantor, on the one hand, and the Company, on the other, shall be conclusively presumed to have been had or consummated in reliance upon this Guaranty. Without limiting the generality of the foregoing, although for the avoidance of doubt each Guarantor shall be entitled to assert as a defence to its obligations under this Guaranty that an Obligation is not due under the terms of the Definitive Agreement or has been performed pursuant to the terms thereof, each Guarantor agrees that the obligation of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure of the Company to assert any claim or demand or to enforce any right or remedy against the Purchaser or the Other Guarantors or any other Person with respect to the Obligations; (ii) the addition, substitution or release of any Other Guarantor or any other Person; (iii) any extensions or renewals of the Obligations; (iv) any amendments, rescissions, waivers, supplements or modifications of the Definitive Agreement, including for greater certainty any schedule thereto; (v) the adequacy of any means available to the Company to claim payment of the Obligations; (vi) the existence of any claim, set-off or other right which any of the Guarantors or the Purchaser may have at any time against the Purchaser, the Other Guarantors, the Company or any other Person, whether in connection with any Obligation or otherwise; (vii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Purchaser, the Other Guarantors, the Company or any other Person; (viii) any change in the existence, structure or ownership of the Purchaser, the Other Guarantors, the Company or any other Person; (ix) any and all rights or defences arising by reason of any law which would otherwise require any election of remedies by the Company; (x) any and all rights or defences arising by reason of the Purchaser’s capacity or ability to enter into or perform its obligations under the Definitive Agreement, or the enforceability of the Obligations or the Definitive Agreement against the Purchaser; or (xi) any other act or omission that might in any way or to any extent vary the risk of a Guarantor or otherwise operate as a release or discharge or suretyship defense of a

Guarantor, all of which actions or omissions may be done without notice to the Guarantors.
2. Limitations and Exclusive Remedies
          The obligation of each Guarantor hereunder is limited and shall in no way require the payment by a Guarantor of an amount in excess of the Teachers’ Cap (with respect to Teachers’), Providence Cap (with respect to Providence), the MDPVA Cap (with respect to MDPVA), the MDPVC Cap (with respect to MDPVC) and the MDPVEA Cap (with respect to MDPVEA), and no Guarantor shall have any obligation or liability to any Person relating to, arising out of or in connection with this Guaranty other than as expressly set forth herein. All sums payable by the Guarantors hereunder shall be made in immediately available funds. The Company acknowledges that, subject to Section 4 hereof, payment by the Guarantors of the amounts contemplated hereby shall constitute satisfaction in full of each Guarantor’s liability with respect to the Obligations. Subject to Section 4 hereof, upon payment of the Obligations owing to the Company, each Guarantor shall be subrogated to the rights of the Company against the Purchaser in respect of such payment. However, no Guarantor may exercise any right of subrogation as to the Purchaser until the Obligations have been satisfied in full or seek any recovery from the Other Guarantors in respect of payments made hereunder until the Obligations have been satisfied in full. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Obligations, such amount shall be received and held for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations, in accordance with the terms of the Definitive Agreement, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Guaranty thereafter existing.
          The Company’s remedies against the Guarantors hereunder shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company against the Guarantors and any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or affiliate (other than the Purchaser or the Other Guarantors) of the Guarantors or their members or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or affiliate (other than the Purchaser or the Other Guarantors) of any of the foregoing (collectively, the “Non-Recourse Parties”) in respect of any liabilities or obligations arising under, related to or in connection with, the Definitive Agreement or the transactions contemplated thereby, including in the event the Purchaser breaches its obligations under the Definitive Agreement or in the event a Guarantor breaches a covenant, representation or warranty hereunder.
3.	Representations, Warranties and Covenants

     Each Guarantor hereby represents and warrants, as to itself and not as to the Other Guarantors, that:
(a)	the execution, delivery and performance by such Guarantor of this Guaranty have been duly authorized by all necessary action and do not contravene any provision of the charter, partnership agreement, operating agreement or similar organizational documents of such Guarantor or any law, regulation, rule, decree, order, judgment or contractual restriction binding on such Guarantor or its assets;

(b)	such Guarantor has the financial capacity to pay and perform its obligations under this Guaranty in full, and all funds necessary for such Guarantor to fulfill its obligations under this Guaranty in full shall be available to such Guarantor for so long as this Guaranty shall remain in effect in accordance with Section 4 hereof;

(c)	this Guaranty constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms; and

(d)	all consents, approvals, authorizations, permits of, filings with and notifications to any Governmental Authority necessary for the due execution, delivery and performance of this Guaranty by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this Guaranty.
     Each Guarantor hereby acknowledges and agrees, on its own behalf and not on behalf of the Other Guarantors, that:
(a)	it is a Purchaser Party, as such term is defined in the Definitive Agreement; and

(b)	it shall not knowingly take any action that would cause any of the representations of the Purchaser set forth in the Definitive Agreement to cease to be true and correct in any material respect at any time prior to the earlier of the Effective Date and the date of termination of the Definitive Agreement, in each case except as the Company may otherwise agree in writing.
4. Continuing Guaranty
     This Guaranty is a continuing one and shall remain in full force and effect until the indefeasible, unconditional and irrevocable payment and satisfaction in full of the Obligations. The Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the Obligations that has been received by or for the account of the Company is rescinded or must otherwise be returned by the Company. Notwithstanding the foregoing, this Guaranty shall terminate and each Guarantor shall have no further obligation under this Guaranty as of the earlier of (a) the occurrence of the Effective Time (as defined in the Definitive Agreement) and payment of all obligations due by the Purchaser under the Definitive Agreement at such time, including for greater certainty the aggregate Consideration (as defined in the Definitive Agreement), (b) the one-year anniversary of the date of termination of the Definitive Agreement, unless a claim hereunder has been made prior to such date, (c) the termination of the Definitive Agreement in circumstances where the Break-up Fee is not payable pursuant to the terms of the Definitive Agreement or (d) satisfaction in full by the Guarantors of their obligations hereunder. Notwithstanding the foregoing, in the event that the Company or any of its Subsidiaries or affiliates asserts in any litigation or other proceeding that the provisions of Section 1 hereof limiting each Guarantor’s liability or the provisions of this Section 4 or Section 5 are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against any Guarantor with respect to the transactions contemplated by the Definitive Agreement or this Guaranty other than liability of the Guarantor under this Guaranty (as limited by the provisions hereunder, including Section 1), then (x) the Obligations of each Guarantor under this Guaranty shall terminate ab initio and be null and void, (y) if any Guarantor has previously made any payments under this Guaranty, it shall be entitled to receive such payments from the Company and (z) no Guarantor shall have any liability to the Company or any of its affiliates with respect to the transactions contemplated by the Definitive Agreement or under this Guaranty.
5. No Recourse
          The Company acknowledges that the sole asset of the Purchaser is cash in a de minimis amount, and that no additional funds are expected to be contributed to the Purchaser unless and until necessary to pay amounts to be paid by the Purchaser in connection with the consummation of the transactions contemplated by the Definitive Agreement. Notwithstanding anything that may be expressed or implied in this Guaranty or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Guarantors may be partnerships or limited liability companies, by its acceptance of the benefits of this Guaranty, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, any Guarantor or any other Non-Recourse Party, through the Purchaser or otherwise, whether by or through attempted piercing of the corporate (or limited liability company) veil, by or through a claim by or on behalf of the Purchaser against any Guarantor or Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, in each case in respect of any liabilities or obligations arising under, or in connection with, the Definitive Agreement or the transactions contemplated thereby, except for its rights to recover from the Guarantors (but not any Non-Recourse Party) under and to the extent provided in this Guaranty and subject to the limitations described herein. The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Definitive Agreement or the transactions contemplated thereby or otherwise relating thereto, against any Guarantor or Non-Recourse Party except claims against the Guarantors under this Guaranty (subject to the limitations described herein). Nothing set forth in this Guaranty shall affect or be construed to affect any liability or obligation of the Purchaser to the Company or shall confer or give or shall be construed to confer or give to any person other than the Company (including any person acting in a representative capacity) any rights or remedies against any person, including the Guarantors, except as expressly set forth herein.
6. Release
     By its acceptance of this Guaranty, the Company hereby covenants and agrees that neither the Company nor any of its subsidiaries or affiliates, and the Company agrees to the maximum extent permitted by law, none of its officers, directors, employees, security holders or representatives has or shall have any right of recovery under or in connection with the Definitive Agreement, or the transactions contemplated thereby or otherwise relating thereto, and to the extent that it has or obtains any such right it, to the maximum extent permitted by law, hereby waives (on its own behalf and on behalf of each of the aforementioned persons) each and every such right against, and hereby releases, the Guarantors and each of the Non-Recourse Parties from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Definitive Agreement or the transactions contemplated thereby, whether by or through attempted piercing of the corporate (or limited liability company) veil, by or through a claim by or on behalf of Purchaser or any other person against any Non-Recourse Party, or otherwise under any theory of law or equity, other than claims against the Guarantors pursuant to this Guaranty (subject to the limitations described herein). The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Definitive Agreement or the transactions contemplated thereby or otherwise relating thereto, against any Guarantor or Non-Recourse Party except claims against the Guarantors under this Guaranty (subject to the limitations described herein).
7. Miscellaneous
          This Guaranty shall be binding in all respects on the successors of the Guarantors and their permitted assigns and shall enure to the benefit of the Company and its permitted assigns. No Guarantor may assign its respective rights, interests or obligations hereunder, except as permitted in this paragraph. Each Guarantor may assign all or a portion of its respective rights, interests or obligations hereunder to any of the Guarantor’s affiliates or any other co-investor; provided, that, except to the extent otherwise agreed by the Purchaser, any such assignment shall not relieve the Guarantor of its obligations under this Guaranty.
          Any term or provision of this Guaranty that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction, provided, however, that this Guaranty may not be enforced without giving effect to the limit on the liability of each Guarantor described in the first paragraph of Section 1 hereof. No party hereto shall assert, and each party shall cause its respective affiliates not to assert, that this Guaranty or any part hereof is invalid, illegal or unenforceable.
          The parties hereto agree that this Guaranty shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.
          Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Quebec in respect of all matters arising under and in relation to this Guaranty. The Guarantors hereby appoint Goodmans LLP as their agent for service of process or other purposes in connection with any action or proceeding arising out of this Guaranty.
          EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE ACTIONS OF EACH OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
          No amendment or waiver of any provision of this Guaranty shall be effective unless the same shall be in writing and signed by each Guarantor and the Company. No failure on the part of the Company to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.
          The parties hereto acknowledge that this Guaranty was drafted jointly by the parties, further to negotiations among all of the parties hereto. All references to “$” herein shall be to Canadian dollars. The parties expressly acknowledge that they have requested that this Guaranty and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.
          This Guaranty contains the entire agreement of the Guarantors with respect to the matters set forth herein.
          All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, or as of the following Business Day if sent by prepaid overnight courier, to the parties at the following addresses (or at such other addresses as shall be specified by any party by notice to the others given in accordance with these provisions):
          If to Ontario Teachers’ Pension Plan Board:
Ontario Teachers’ Pension Plan Board
5650 Yonge Street
Toronto, Ontario M2M 4H5
Attention: Dean Metcalf
Email:       dean_metcalf@otpp.com
If to Providence:
c/o Providence Equity Partners Inc.
50 Kennedy Plaza, 18th Floor
Providence, RI 02903
Attention: Mark J. Masiello
Email:       m.masiello@provequity.com
If to MDP:
c/o Madison Dearborn Partners, LLC
Three First National Plaza, Suite 3800
Chicago, IL 60602
Attention: James Perry
Email:       JPerry@MDCP.com

with a copy (which shall not constitute notice) to:
Goodmans LLP 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2M6

Attention:	Jonathan Lampe
Email:	jlampe@goodmans.ca
and to:
Weil, Gotshal & Manges LLP
50 Kennedy Plaza
Providence, RI 02903

Attention:	David Duffell
Email:	david.duffell@weil.com
If to the Company:
1000, rue de La Gauchetière Ouest, Bureau 3700
Montréal, Québec
H3B 4Y7

Attention:	Chief Executive Officer
E-Mail:	michael.sabia@bell.ca
with a copy (which shall not constitute notice) to:
1000, rue de La Gauchetière Ouest, Bureau 3700
Montréal, Québec
H3B 4Y7

Attention:	Chief Legal Officer
E-Mail:	martine.turcotte@bell.ca

     This Guaranty may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original.

Guarantor:

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL LP

by:	Providence Equity GP VI International LP

by:	Providence Equity Partners VI International Ltd

By:	(signed) “Mark J. Masiello”
Name: Mark J. Masiello
Title: Managing Director

     This Guaranty may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original.

Guarantor:

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	(signed) “Dean Metcalf”
Its:	Vice President

     This Guaranty may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original.

Guarantor:

MADISON DEARBORN CAPITAL PARTNERS V-A, L.P.

By: Its:	Madison Dearborn Partners V-A&C, L.P. General Partner

By: Its:	Madison Dearborn Partners, LLC General Partner

By:	(signed) “Michael Cole”
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS V-C, L.P.

By: Its:	Madison Dearborn Partners V-A&C, L.P. General Partner

By: Its:	Madison Dearborn Partners, LLC General Partner

By:	(signed) “Michael Cole”
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS V EXECUTIVE-A, L.P		.

By: Its:	Madison Dearborn Partners V-A&C, L.P. General Partner

By: Its:	Madison Dearborn Partners, LLC General Partner

By:	(signed) “Michael Cole”

Its:	Managing Director

          This Guaranty may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original.
ACCEPTED AND AGREED as of
the date first written above
BCE INC.

By:	(signed) “Martine Turcotte”
Chief Legal Officer